UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PharmaNet Development Group, Inc.
(Name of Issuer)

PharmaNet Development Group, Inc.
(Name of Filing Person (Offeror and Issuer))

8.00% Convertible Senior Notes due 2014
(Title of Class of Securities)

784121 AB1
(CUSIP Number of Class of Securities)

John P. Hamill
Executive Vice President and Chief Financial Officer
PharmaNet Development Group, Inc.
504 Carnegie Center
Princeton, New Jersey 08540
(609) 951-6800
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

With a copy to:

Emilio Ragosa, Esq. Morgan, Lewis & Bockius LLP 502 Carnegie Center Princeton, New Jersey 08540 (609) 919-6600	Glenn R. Pollner, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee (2)

$47,725,000.00	$1,880.00

(1)	This tender offer statement relates to the exchange by PharmaNet Development Group, Inc. of its 8.00% Convertible Senior Notes Due 2014 plus additional consideration for any and all of its currently outstanding 2.25% Convertible Senior Notes Due 2024. Estimated for the purpose of determining the filing fee only, this amount is based on the exchange of all 2.25% Convertible Senior Notes Due 2024 for 8.00% Convertible Senior Notes Due 2014.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended equals $39.30 for each $1,000,000 of value. The registration fee was previously paid in connection with the Registrant’s Registration Statement on Form S-4 filed on November 20, 2008.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: $1,880.00	Filing Parties: PharmaNet Development Group, Inc.

Form or Registration No.: 333-155496	Date Filed: November 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a proposed exchange offer (the “Exchange Offer”) by PharmaNet Development Group, Inc., a Delaware corporation (the “Company”), to exchange its outstanding 2.25% Convertible Senior Notes Due 2024 (the “Outstanding Notes”) validly tendered and accepted, upon the terms and subject to the conditions set forth in the prospectus and offer to exchange (as amended and supplemented from time to time, the “Prospectus”), which is part of the Company’s Registration Statement on Form S-4, dated the date hereof (the “Registration Statement”). All of the information set forth in the Prospectus and the accompanying Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference into this Schedule TO in answer to Items 1 through 11 of this Schedule TO.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information in the Prospectus under the heading “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  The name of the issuer is PharmaNet Development Group, Inc. The address of the Company’s principal executive offices is 504 Carnegie Center, Princeton, New Jersey 08540. Its telephone number is (609) 951-6800.

(b) Securities.  The Outstanding Notes were issued under an Indenture, dated as of August 11, 2004, between the Company and Wachovia Bank, National Association, as trustee (“Trustee”). As of November 19, 2008, there was $143,750,000 aggregate principal amount of Outstanding Notes outstanding. The Outstanding Notes mature on August 15, 2024.

(c) Trading Market and Price.  The information in the Registration Statement under the heading “Price range of our common stock” is incorporated herein by reference. There is no established trading market for the Outstanding Notes. Although from time to time, Outstanding Notes may be traded over the counter, the Company does not believe that there is any practical way to accurately determine the trading history of the Outstanding Notes. To the extent that Outstanding Notes are traded, prices of the Outstanding Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Company’s common stock and the market for similar securities.

Item 3.	Identity and Background of Filing Person.

(a) Name and address.  The issuer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company’s officers and directors is c/o PharmaNet Development Group, Inc., 504 Carnegie Center, Princeton, New Jersey 08540, (609) 951-6800.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or officers of the Company:

Name	Position

Jeffrey P. McMullen	President and Chief Executive Officer, Director
John P. Hamill	Executive Vice President and Chief Financial Officer
Mark Di Ianni	Executive Vice President and President, Early Stage Development
Thomas J. Newman, M.D.	Executive Vice President and President, Late Stage Development
Robin C. Sheldrick	Senior Vice President, Human Resources
Peter G. Tombros	Chairman of the Board of Directors
Rolf A. Classon	Director
Lewis R. Elias, M.D.	Director
Arnold Golieb	Director
David M. Olivier	Director
Per Wold-Olsen	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.  The information in the Prospectus under the headings “Summary”, “The exchange offer”, “Description of new notes”, “Description of capital stock” and “Material US federal income tax consequences” is incorporated herein by reference.

(b) Purchases.  No Outstanding Notes will be purchased from any officer, director or affiliate of the Company in connection with the Exchange Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving Subject Company’s Securities.

(1) The information in the Prospectus under the heading “The exchange offer” is incorporated herein by reference.

(2) The Outstanding Notes were issued under an Indenture, dated as of August 11, 2004, between the Company and Wachovia Bank, National Association, which was filed as Exhibit 4.1 to the Company’s Form S-3 filed with the Securities and Exchange Commission on November 2, 2004.

(3) PharmaNet Development Group, Inc. and UBS Securities LLC are parties to a Registration Rights Agreement with respect to the Outstanding Notes, dated as of August 11, 2004, which was filed as Exhibit 4.2 to the Company’s Form S-3 filed with the Securities and Exchange Commission on November 2, 2004.

(4) PharmaNet Development Group, Inc. and Wachovia Bank, National Association, as Rights Agent, are parties to a Shareholder Rights Agreement dated as of December 21, 2005 which was filed as Exhibit 4.1 to the Company’s Form 8-A filed on December 28, 2005, and is incorporated herein by this reference.

(5) The Company sponsors certain equity-based compensation plans and employee stock purchase plans. These plans provide for the grant of equity to or ability of the Company’s employees to purchase the Company’s common shares, among other things. For further information regarding the terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the sections in the Company’s 2008 Annual Meeting Proxy Statement.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information in the Prospectus under the headings “Summary” and “The exchange offer” is incorporated herein by reference.

(b) Use of Securities Acquired.  Any Outstanding Notes submitted for exchange will be canceled and retired.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  The consideration to be used in the Exchange Offer consists of New Notes plus additional consideration. If all of the Outstanding Notes are tendered and accepted for exchange, an aggregate principal amount of up to $115,000,000 of New Notes will be issued and an aggregate principal amount of cash of up to $35,937,500 will be delivered from currently available funds. The Company expects to pay fees and expenses in connection with the exchange offer from the Company’s working capital.

(b) Conditions.  The information in the Prospectus under the heading “The exchange offer — Conditions to the exchange offer” is incorporated herein by reference.

(d) Borrowed Funds.  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  To the knowledge of the Company, after making reasonable inquiry, no Outstanding Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b) Securities Transactions.  To the knowledge of the Company, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, none of the Company, its subsidiaries, its affiliates or the executive officers or directors of the Company or any of its subsidiaries has engaged in any transactions in the Outstanding Notes.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  The information set forth in the Prospectus under the captions “The exchange offer — Exchange agent”, “The exchange offer — Information agent”, “The exchange offer — Dealer manager”, and “The exchange offer — Other fees and expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.  The following financial statements and information are incorporated by reference:

(1) The (i) audited consolidated financial statements of the Company set forth under Part II, Item 8 and Part IV, Item 15 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007; and (ii) unaudited consolidated financial statements of the Company set forth under Part I, Item I in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, each of which may be obtained and inspected on the Securities and Exchange Commission’s website at http://www.sec.gov.

(2) The information set forth in the Prospectus under the caption “Ratio of earnings (loss) to fixed charges.”

(3) The book value per share of common stock as of September 30, 2008 is $4.13.

(b) Pro Forma.  On a pro forma basis, the Exchange Offer will have no material effect on the Company’s historical financial information.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  Not applicable.

(b) Other Material Information.  Not applicable.

Item 12.	Exhibits.

See Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2008

PHARMANET DEVELOPMENT GROUP, INC.

By:	/s/ John P. Hamill
Name:     John P. Hamill

Title:	Chief Financial Officer and Executive Vice President

EXHIBIT INDEX

(a)(1)(i)	Prospectus and Offer to Exchange (included in the Registration Statement on Form S-4 filed on November 20, 2008 and incorporated herein by reference)
(a)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed on November 20, 2008)
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Bank, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed on November 20, 2008)
(a)(1)(iv)	Form of Letter to Beneficial Holders (incorporated herein by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed on November 20, 2008)
(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed on November 20, 2008)
(a)(1)(vi)	Press Release, dated November 20, 2008 (filed on Form 8-K on November 20, 2008 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)
(a)(1)(vii)	Form of Indenture between the Issuer and U.S. Bank National Association (the “Indenture”) (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-4 filed on November 20, 2008)
(d)(i)	Form of Dealer Manager Agreement (incorporated herein by reference to Exhibit 1.1 to the Registration Statement on Form S-4 filed on November 20, 2008)
(d)(ii)	Indenture, dated as of August 11, 2004, between the Company and Wachovia Bank, National Association, which was filed as Exhibit 4.1 to the Company’s Form S-3 which was filed with the Securities and Exchange Commission on November 2, 2004, and is incorporated herein by this reference
(d)(iii)	Registration Rights Agreement, dated as of August 11, 2004, which was filed as Exhibit 4.2 to the Company’s Form S-3 which was filed with the Securities and Exchange Commission on November 2, 2004, and is incorporated herein by this reference
(d)(iv)	Shareholder Rights Agreement, dated as of December 21, 2005, by and between the Company and Wachovia Bank, National Association, as Rights Agent, which was filed as Exhibit 4.1 to the Company’s Form 8-A which was filed on December 28, 2005, and is incorporated herein by this reference
(d)(v)	Amended and Restated 1999 Stock Plan, which was filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and is incorporated herein by this reference
(d)(vi)	Amended and Restated 2004 Employee Stock Purchase Plan, which was filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and is incorporated herein by this reference
(h)	Opinion of Morgan, Lewis & Bockius, LLP as to certain U.S. federal income tax matters (incorporated by reference to Exhibit 8.1 of the Registration Statement on Form S-4 filed on November 20, 2008)